SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Press Release

Thomson Completes its Transformation through Disposal of Cathode Ray Tube Activities to Indian Group Videocon

Paris, France – June 28th 2005 – Thomson (Euronext Paris : 18453 ; NYSE : TMS) today announced that a definitive agreement has been reached for the disposal of its Cathode Ray Tube ("Tube") activities in China, Mexico and Poland to Indian group Videocon. The two groups will sign the agreement today in New Delhi, in the presence of the Finance Minister of India and the French Ambassador to India.

Thomson’s Transformation Complete

The disposal of the Tube activities marks the completion of a process that began in 2001 to transform Thomson into the preferred partner to the Media & Entertainment industries. It was one of the key strategic priorities set out by the Group in October 2004 as an integral part of its Two-Year Plan. Thomson’s activities are now aligned with its strategy to focus on providing services, systems and equipment and technologies to the Media & Entertainment industries.

“Thomson is delighted to have finalised an agreement of this importance with Videocon, a leading Indian group which is growing internationally,” said Frank E. Dangeard, Chairman & CEO of Thomson. “The Group is ahead of schedule in achieving the strategic objective set last October. With this agreement Thomson completes its transformation and can fully focus on its core Media & Entertainment business.”

The Agreement between Thomson and Videocon

The agreement between Thomson and Videocon is in two parts. Thomson will receive a cash payment of €240 million for its Tube activities, transferred on a debt and cash-free basis. Thomson has also agreed to invest €240 million in two listed Videocon companies, €225 million through a placement in Videocon Industries, a company mainly active in energy, and €15 million in Videocon International. Following these private placements, Thomson will hold approximately 14 per cent. in each of the two Videocon companies.

The Videoglass activity at Bagneaux-sur-Loing, France, which had not been concerned by this disposal process, will benefit from a long-term supply agreement with the Tube business transferred. Thomson is currently examining various options regarding the future of this activity, with the objective of accelerating to 2005 its reindustrialisation, which was originally set to run up to 2007.

Accounting Treatment and Financial Impact

This definitive agreement enables Thomson to reaffirm its estimate of overall cash costs associated with its exit from the Tube activities of approximately €250 million, which may be reduced depending on the level of future proceeds from the Videocon holdings. The Group will however register an additional non-cash write-off linked to the disposal of approximately €70 million. These activities will be treated as “discontinued” for fiscal year 2005.

The disposal of the Tube activities has been achieved ahead of schedule, despite a more difficult market environment than expected in the first half, leading to higher losses in the Tube activities year-on-year.

The Choice of Videocon

Of the different options examined by Thomson, Videocon’s proposal was the most coherent for the development of the Tube activities outside Thomson, fulfilling Thomson’s objective to secure a long term future for the Tube business. The disposal follows the transfer of Thomson’s Italian Tube manufacturing site to Videocon in February 2005.

The agreement also strengthens the international expansion strategy of Videocon, a leader in consumer electronics and white goods in India. It will allow it to develop its global manufacturing base through the integration of Thomson’s four major Tube manufacturing plants (Foshan and Dongguan in China; Mexicali in Mexico and Piaseczno in Poland) which together employ around 11,500 people.

The transaction, which is subject to the approval of the relevant regulatory authorities, is expected to close at the end of the third quarter 2005. UBS acted as sole financial adviser to Thomson.

Following this agreement, Thomson and Videocon intend to develop partnerships in the Indian market and internationally.

* * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net

Investor relations
Severine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Press Release

Thomson amends €1.75bn revolving credit facility and launches French commercial paper program

Paris, June 27, 2005 – Thomson is pleased to announce the successful closing of an amendment to its EUR 1,750,000,000 revolving credit facility agreement as well as the launching of a French commercial paper program.

The amendment to the syndicated facility agreement adjusted the documentation in line with current market conditions by: (i) reducing pricing under the facility including the margin grid, commitment fee and utilisation fee; (ii) extending the maturity out to five years with two one-year extension options at the end of year 1 and year 2; and (iii) removing the financial covenant. Lenders were offered an amendment fee of 5 bps to agree to the request. Thomson’s core relationship banks supported the amendment, which was signed on June 22, 2005. The bank syndicate was led by Mandated Lead Arrangers Barclays Capital, BNP Paribas (Bookrunner), Calyon (Bookrunner), Citibank International plc, Dresdner Kleinwort Wasserstein Limited (Bookrunner), The Royal Bank of Scotland plc (Bookrunner) and SG Corporate & Investment Banking.

Simultaneously Thomson has launched a French commercial paper program in order to diversify its funding sources and to provide access to competitive short term borrowing capacity. The program has been arranged by HSBC-CCF while C.I.C. will serve as domiciliation agent. The program is rated A-2 by Standard & Poors.

Together these financing initiatives will increase Thomson financial flexibility and reduce borrowing costs while supporting Thomson’s development in accordance with its 2 year plan.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net

Investor relations
Severine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer